

December 7, 2012

<u>Via E-mail</u>
Daniel P. Glennon
Executive Vice President and Chief Financial Officer
Teavana Holdings, Inc.
3630 Peachtree Rd. NE, Suite 1480
Atlanta, Georgia 30326

   Re: **Teavana Holdings, Inc.**
      Preliminary Information Statement on Schedule 14C
      Filed November 19, 2012
      File No. 001-35248

Dear Mr. Glennon:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Dietrich A. King for

           Mara L. Ransom
           Assistant Director

cc: David Christopherson, Teavana Holdings, Inc.
  Jay Smith, DLA Piper LLP
  Christopher Edwards, DLA Piper LLP